Page 1 of 23

                    SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C.  20549

                                FORM 11-K

             (Mark One)

             (X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)

For the fiscal year ended      December 31, 1995
                               --------------------------------------------

                                          OR

             ( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from                     to
                               -------------------    ---------------------

Commission File Number                             1-3437-2
                       ----------------------------------------------------

A: Full title of the plan and the address of the plan, if different from that of the issuer named below:

                  SAVINGS PLAN FOR EMPLOYEES OF AMERICAN WATER WORKS COMPANY, INC. AND ITS DESIGNATED SUBSIDIARIES

B: Name of issuer of the Securities held pursuant to the plan and the address of its principal executive office:

                  AMERICAN WATER WORKS COMPANY, INC.
                  1025 LAUREL OAK ROAD
                  VOORHEES, NEW JERSEY    08043



















                                                                  Form 11-K
                                                                     Page 2
                                    INDEX


                                                                       PAGE
Signature                                                                3

Report of Independent Accountants                                        6

Audited Plan Financial Statements and Schedules
  Prepared in Accordance With The Financial Reporting
  Requirements of ERISA                                            7 to 23












































                                                                  Form 11-K
                                                                     Page 3

SIGNATURE
- ----------

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Retirement Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                    SAVINGS PLAN FOR EMPLOYEES OF
                                    AMERICAN WATER WORKS COMPANY, INC. AND
                                    ITS DESIGNATED SUBSIDIARIES






Date June 26, 1996                   \s\ Robert D. Sievers
     -------------                   --------------------------------------
                                         Robert D. Sievers
                                         Member, Retirement Plan Committee

































                                                                  Form 11-K
                                                                     Page 4


                         SAVINGS PLAN FOR EMPLOYEES OF

                      AMERICAN WATER WORKS COMPANY, INC.

                       AND ITS DESIGNATED SUBSIDIARIES

                             Financial Statements
                                     and
                            Additional Information

                               December 31, 1995











































                                                                  Form 11-K
                                                                     Page 5

                          Savings Plan for Employees of

                        AMERICAN WATER WORKS COMPANY, INC.

                         AND ITS DESIGNATED SUBSIDIARIES




                                 Table of Contents


FINANCIAL STATEMENTS:                                                  PAGE

  Report of Independent Accountants                                      6

  Statement of Net Assets Available for Benefits
    as of December 31, 1995                                              7

  Statement of Net Assets Available for Benefits                         9
    as of December 31, 1994

  Statement of Changes in Net Assets Available for
    Benefits, with Fund Information for the
    Year Ended December 31, 1995                                        11

  Statement of Changes in Net Assets Available for
    Benefits, with Fund Information for the
    Year Ended December 31, 1994                                        13

  Notes to Financial Statements                                         15

  Additional Information*

  Schedule I- Schedule of Assets Held for Investment
  Purposes at December 31, 1995                                         21

  Schedule II - Schedule of Reportable Transactions for
    the Year Ended December, 31, 1995                                   22











* Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

                                                                  Form 11-K
                                                                     Page 6
                        REPORT OF INDEPENDENT ACCOUNTANTS

June 26, 1996

To:  The Participants and Administrator
     of the Savings Plan for Employees of
     American Water Works Company, Inc.
     and Its Designated Subsidiaries


    In our opinion, the accompanying statement of net assets available for benefits, and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Savings Plan for Employees of American Water Works Company, Inc. and Its Designated Subsidiaries (the ``Plan'') at December 31, 1995 and 1994 and the changes in net assets available for benefits for the years ended December 31, 1995 and December 31, 1994, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above.

    Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements but is additional information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund Information in the statement of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for benefits of each fund. Schedules I and II and the Fund Information have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.





/s/  Price Waterhouse
- ---------------------
     Price Waterhouse


                  Savings Plan for Employees of                   Form 11-K
                                                                     Page 7
                AMERICAN WATER WORKS COMPANY, INC.

                 AND ITS DESIGNATED SUBSIDIARIES

          Statement of Net Assets Available for Benefits


                         December 31, 1995
- ------------------------------------------------------------------

                             Index        Index        Fixed       Company
                             Equity       Bond         Income      Stock
                             Fund         Fund         Fund        Fund          Total
                          ----------   ----------   ----------   ----------   ----------
ASSETS

Investments,
  at fair value:

  Mutual fund             $6,702,120       --           --           --       $6,702,120
  Collective
   income funds               --       $1,785,259   $2,211,954       --        3,997,213
  Common stock                --           --           --       $8,305,114    8,305,114
                          ----------   ----------   ----------   ----------   ----------
  Total investments        6,702,120    1,785,259    2,211,954    8,305,114   19,004,447

Receivables:

  Employer's
   contribution               --           --           --          116,709      116,709
  Participants'
   contributions             191,855       63,337       71,472      124,849      451,513
   receivable
  Accrued income                  35           10           11           43           99
  Participants' loans
   receivable                 38,892       17,979       16,605       29,964      103,440
                                                                                           Form 11-K
                                                                                              Page 8
                             Index        Index        Fixed       Company
                             Equity       Bond         Income      Stock
                             Fund         Fund         Fund        Fund          Total
                          ----------   ----------   ----------   ----------  -----------
Cash and cash
  equivalents to be
  invested                     2,085       47,412          688       33,043       83,228
                          ----------   ----------   ----------   ----------  -----------

Total assets               6,934,987    1,913,997    2,300,730    8,609,722   19,759,436
                          ----------   ----------   ----------   ----------  -----------

LIABILITIES

Accounts payable              --           --           --           --           --
                          ----------   ----------   ----------   ----------  -----------
Total liabilities             --           --           --           --           --
                          ----------   ----------   ----------   ----------  -----------

Net assets available
  for benefits            $6,934,987   $1,913,997   $2,300,730   $8,609,722  $19,759,436
                          ==========   ==========   ==========   ==========  ===========


The accompanying notes are an integral part of these financial statements.










                   Savings Plan for Employees of                  Form 11-K
                                                                     Page 9
                 AMERICAN WATER WORKS COMPANY, INC.

                  AND ITS DESIGNATED SUBSIDIARIES

           Statement of Net Assets Available for Benefits

                         December 31, 1994
- --------------------------------------------------------------------

                             Index        Index        Fixed       Company
                             Equity       Bond         Income      Stock
                             Fund         Fund         Fund        Fund          Total
                          ----------   ----------   ----------   ----------   ----------
ASSETS

Investments,
 at fair value:

  Mutual fund             $3,088,159       --           --           --       $3,088,159
  Collective
   income funds               --       $  974,753   $1,313,018       --        2,287,771
  Common stock                --           --           --       $3,008,477    3,008,477
                          ----------   ----------   ----------   ----------   ----------
  Total investments        3,088,159      974,753    1,313,018    3,008,477    8,384,407

Receivables:

  Employer's
   contribution               --           --           --          117,356      117,356
  Participants'
   contributions             183,636      64,903        71,978      123,968      444,485
  Accrued income                 133         241           118          303          795
  Participants' loans          4,224       1,300           673        3,161        9,358



                                                                                           Form 11-K
                                                                                             Page 10
                             Index        Index        Fixed       Company
                             Equity       Bond         Income      Stock
                             Fund         Fund         Fund        Fund          Total
                          ----------   ----------   ----------   ----------   ----------

Cash and cash
  equivalents to be
  invested                     1,286      60,562         1,614       17,872       81,334
                          ----------   ---------    ----------   ----------   ----------



Total assets               3,277,438    1,101,759    1,387,401    3,271,137    9,037,735
                          ----------   ----------   ----------   ----------   ----------

LIABILITIES

Accounts payable               7,166        2,190       26,313        9,129       44,798
                          ----------   ----------   ----------   ----------   ----------
Total liabilities              7,166        2,190       26,313        9,129       44,798
                          ----------   ----------   ----------   ----------   ----------
Net assets available
  for benefits            $3,270,272   $1,099,569   $1,361,088   $3,262,008   $8,992,937
                          ==========   ==========   ==========   ==========   ==========

The accompanying notes are an integral part of these financial statements.









                 Savings Plan for Employees of                    Form 11-K
                                                                    Page 11
               AMERICAN WATER WORKS COMPANY, INC.

               AND ITS DESIGNATED SUBSIDIARIES

   Statement of Changes in Net Assets Available for Benefits

            For the Year Ended December 31, 1995
- -----------------------------------------------------------------

                             Index        Index        Fixed       Company
                             Equity       Bond         Income      Stock
                             Fund         Fund         Fund        Fund          Total
                          ----------   ----------   ----------   ----------  -----------
Additions to net assets
 attributed to:
  Investment income
   Interest and
     dividends            $  127,985   $    3,472   $      486   $  206,064  $   338,007
   Net appreciation
     in fair value of
     investments           1,414,428      167,494      117,450    2,264,864    3,964,236
                          ----------   ----------   ----------   ----------  -----------
                           1,542,413      170,966      117,936    2,470,928    4,302,243
                          ----------   ----------   ----------   ----------  -----------
  Contributions
   Employer                   --           --           --        1,429,529    1,429,529
   Participants            2,283,634      709,134      907,409    1,581,318    5,481,495
   Rollovers                  14,847       11,414        5,230       18,749       50,240
                          ----------   ----------   ----------   ----------  -----------
                           2,298,481      720,548      912,639    3,029,596    6,961,264
                          ----------   ----------   ----------   ----------  -----------
Total additions            3,840,894      891,514    1,030,575    5,500,524   11,263,507
                          ----------   ----------   ----------   ----------  -----------
Deductions from net assets
 attributed to:
   Participants' benefits    141,500       57,527       74,997      125,714      399,738
                                                                                           Form 11-K
                                                                                             Page 12
                             Index        Index        Fixed       Company
                             Equity       Bond         Income      Stock
                             Fund         Fund         Fund        Fund          Total
                          ----------   ----------   ----------   ----------  -----------

   Net depreciation in
     fair value of
     investments              --           --           --           --           --

   Net Loans                  34,668       16,679       15,931       26,804       94,082

Administrative expenses           11        2,880            5          292        3,188
                          ----------   ----------   ----------   ----------  -----------

Total deductions             176,179       77,086       90,933      152,810      497,008
                          ----------   ----------   ----------   ----------  -----------
Net increase               3,664,715      814,428      939,642    5,347,714   10,766,499

Net assets at beginning
  of year                  3,270,272    1,099,569    1,361,088    3,262,008    8,992,937
                          ----------   ----------   ----------   ----------  -----------
Net assets at end of
 year                     $6,934,987   $1,913,997   $2,300,730   $8,609,722  $19,759,436
                          ==========   ==========   ==========   ==========  ===========

The accompanying notes are an integral part of these financial statements.










               Savings Plan for Employees of                      Form 11-K
                                                                    Page 13
             AMERICAN WATER WORKS COMPANY, INC.

              AND ITS DESIGNATED SUBSIDIARIES

   Statement of Changes in Net Assets Available for Benefits

             For the Year Ended December 31, 1994
- ---------------------------------------------------------------

                             Index        Index        Fixed       Company
                             Equity       Bond         Income      Stock
                             Fund         Fund         Fund        Fund          Total
                          ----------   ----------   ----------   ----------   ----------
Additions to net assets
 attributed to:
  Investment income
   Interest and
     dividends            $   69,651   $    3,776   $    2,050   $   66,895   $  142,372
   Net appreciation
     in fair value of
     investments              --           --           51,246       --           51,246
                          ----------   ----------   ----------   ----------   ----------
                              69,651        3,776       53,296       66,895      193,618
                          ----------   ----------   ----------   ----------   ----------
  Contributions
   Employer                   --           --           --          998,984      998,984
   Participants            2,134,904      738,618      806,178    1,430,509    5,110,209
   Rollovers                  34,494        4,506       49,814       31,551      120,365
                          ----------   ----------   ----------   ----------   ----------
                           2,169,398      743,124      855,992    2,461,044    6,229,558
                          ----------   ----------   ----------   ----------   ----------
Total additions            2,239,049      746,900      909,288    2,527,939    6,423,176
                          ----------   ----------   ----------   ----------   ----------
Deductions from net assets
 attributed to:
   Participants' benefits     45,607       11,786       54,712       29,672      141,777
                                                                                           Form 11-K
                                                                                             Page 14
                             Index        Index        Fixed       Company
                             Equity       Bond         Income      Stock
                             Fund         Fund         Fund        Fund          Total
                          ----------   ----------   ----------   ----------   ----------
   Net depreciation in
    fair value of
    investments               23,894       15,037       --          162,882      201,813



  Net loans                    4,224        1,300          673        3,161        9,358
  Administrative expenses         60        2,072           31           49        2,212
                          ----------   ----------   ----------   ----------   ----------

Total deductions              73,785       30,195       55,416      195,764      355,160
                          ----------   ----------   ----------   ----------   ----------
Net increase               2,165,264      716,705      853,872    2,332,175    6,068,016

Net assets at              1,105,008      382,864      507,216      929,833    2,924,921
  beginning of period     ----------   ----------   ----------   ----------   ----------
Net assets at end of
  period                  $3,270,272   $1,099,569   $1,361,088   $3,262,008   $8,992,937
                          ==========   ==========   ==========   ==========   ==========

The accompanying notes are an integral part of these financial statements.











                                                                  Form 11-K
                                                                    Page 15

                         Savings Plan for Employees of

                       AMERICAN WATER WORKS COMPANY, INC.

                        AND ITS DESIGNATED SUBSIDIARIES

                         Notes to Financial Statements



NOTE 1 - DESCRIPTION OF PLAN
- ----------------------------

    The following description of the American Water Works Company, Inc. (the ``Company'') Savings Plan for Employees of American Water Works Company, Inc. and Its Designated Subsidiaries (the ``Plan'') provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General
- -------

    The Plan is a defined contribution 401(k) savings plan covering substantially all full-time employees of the Company who have completed six months of service and are age eighteen or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974
(``ERISA'').

Contributions
- -------------

    Participants may contribute up to 6% of their annual compensation up to $150,000 for the year ended December 31, 1995 as defined in the Plan. For the period August 1, 1994 until December 31, 1995, the Company matched 40% of the first 3% of participant contributions. Previously, the Company matched 30% of the first 2% of participant contributions. All matching contributions are invested in Company common stock. In the event of certain circumstances, the Company may contribute additional amounts. Forfeitures, if any, are used to reduce the Company's future contributions to the Plan.

Participant Accounts
- --------------------

    With the exception of the Company's contributions to the Plan, each participant may elect to have his contributions invested in any combination of four investment options in multiples of 25%. Each participant's accounts are credited with his contributions and an allocation of the Company's contribution and Plan earnings. Allocations are based on participant contributions or account balances, as defined in the Plan. The Company's contributions to the Plan are invested in the Company Stock Fund.




                                                                  Form 11-K
                                                                    Page 16
Vesting
- -------

     Participants are immediately vested in their voluntary contributions plus earnings thereon. Vesting of Company contributions is based on years of continuous service. A participant is fully vested after five years of credited service.

Payment of Benefits
- -------------------

    Participants may, upon attaining 59 1/2 years of age, elect to withdraw all or a portion of the value of their account. Upon termination of service for any reason, a participant may elect to withdraw the value of their account, roll that account value over into a qualified plan or individual retirement account, or defer this distribution until age 65. In all cases, unless earlier withdrawn, a participant will receive the balance in their account upon the earlier of attaining age 65 if not then working for the Company, retirement after reaching age 65, death or total disability, except that in all cases such distribution will be made upon attainment of age 70 1/2 for participants who are still working for the Company. Participants may elect to receive a lump sum amount equal to the value of their account, an annuity, or a combination of both.

NOTE 2 - SUMMARY OF ACCOUNTING POLICIES
- ---------------------------------------

Basis and Presentation
- ----------------------

     The financial statements are presented on the accrual basis of accounting.

Valuation of Investments
- ------------------------

    Plan investments are stated at fair value. The Company stock is valued at the latest closing price on the valuation date. Mutual fund investments are valued at the latest closing net asset value on the valuation date representing the value at which shares of the fund may be purchased or redeemed. Collective income funds are valued by the Fund sponsor.

Contributions
- -------------

    Employee contributions are recorded in the period during which the Company makes payroll deductions from the Plan participants' earnings. Matching Company contributions are recorded in the same period.

Benefit Obligations
- -------------------

    Benefit obligations for persons who have withdrawn from participation in the Plan are $46,908 at December 31, 1995 and $922 at December 31, 1994 and will be recognized in the Plan financial statements when paid.
                                                                  Form 11-K
                                                                    Page 17

NOTE 3 - INVESTMENTS
- --------------------

    The Plan's investments are held in trust by The First National Bank of Boston. The following table presents the Plan's investments at December 31, 1995 and 1994.

                                                  December 31, 1995           December 31, 1994
                                             --------------------------  ---------------------------
                                             Shares/units      Value      Shares/units       Value
                                             ------------   -----------  -------------    ----------
Investments at fair value based
 on quoted market price

    Mutual fund:
      Vanguard Index Trust                     116,356      $ 6,702,120      71,868       $3,088,159

    Collective funds:
      EB MBA Composite Bond Index                5,114        1,785,259       3,156          974,753
      American Express Trust Income Fund I      55,774        2,211,954      35,136        1,313,018

    Common Stock:
      American Water Works Company, Inc.       213,636        8,305,114     111,425        3,008,477
                                                            -----------                    ---------
     Total investments                                      $19,004,447                   $8,384,407
                                                            ===========                    =========







                                                                  Form 11-K
                                                                    Page 18

    During 1995 and 1994, the Plan's investments (including investments bought, sold and held during the years then ended) appreciated
(depreciated) in value by $3,964,236 and ($150,567) as follows:

                                   Year Ended               Year Ended
                               December 31, 1995        December 31, 1994
                               -----------------        -----------------
    Mutual fund                   $1,414,428                $ (23,894)
    Collective funds                 284,944                   36,209
    Common stock                   2,264,864                 (162,882)
                                  ----------                ----------
    Net change in fair value      $3,964,236                $(150,567)
                                  ==========                ==========
                                                                  Form 11-K
                                                                    Page 19

NOTE 4 - PARTICIPANT LOANS
- --------------------------

    Under the terms of the Plan, participants may borrow from their accounts a minimum of $1,000 up to a maximum of the lesser of $50,000 or 50% of their contributions to the Plan including earnings thereon. Loans are generally for a period not to exceed five years payable in equal monthly installments, are secured by the balance in the participant's account and bear interest at a rate commensurate with local market rates for similar loans. If the participant uses the proceeds to acquire their primary personal residence, the loan may be for a period not to exceed thirty years. Participant loans withdrawn from the Plan totaled $120,204 and $10,116 in 1995 and 1994, respectively. Repayments of participant loans to the Plan totaled $26,122 and $758 in 1995 and 1994, respectively.

NOTE 5 - HARDSHIP WITHDRAWALS
- -----------------------------

  Participants under age 59 1/2 may withdraw all or part of their contributions (excluding earnings) only under certain conditions of hardship. A hardship withdrawal can only be requested after withdrawal of all rollover contributions and any loans available under the Plan have been obtained. Hardship withdrawals cannot be returned to the Plan and contributions cannot be made to the Plan for 12 months after a hardship withdrawal has been made.

NOTE 6 - ADMINISTRATIVE EXPENSES
- --------------------------------

    Although it has no obligation to do so, the Company pays substantially all administrative expenses of the Plan.

NOTE 7 - ROLLOVER
- -----------------

    During 1995 and 1994, participants transferred account balances totaling $50,240 and $120,365, respectively, from other qualified plans into the Plan.


NOTE 8 - PLAN TERMINATION
- -------------------------

    Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.







                                                                  Form 11-K
                                                                    Page 20

NOTE 9 - INCOME TAX STATUS
- --------------------------

    The Internal Revenue Service has determined and informed the Company by a letter dated April 15, 1995, that the Plan and related trusts are designed in accordance with applicable sections of the Internal Revenue Code (IRC) and are, therefore, not subject to tax under present income tax law. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. Management is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.

NOTE 10 - SUBSEQUENT EVENTS
- ---------------------------

     Beginning January 1, 1996, the Company will match 45% of the first 4% of participant contributions. For participant contributions received after January 1, 1998, the Company will match 50% of the first 4% of participant contributions. Also effective in 1996, the basis upon which participants can contribute has increased to a maximum of 10% of base compensation not to exceed the Internal Revenue Code's limit.
     In 1996, a fifth investment option, the Vanguard Small Capital Investment Fund, will be added for participants' contributions to the Plan. Participant contributions will also be able to be invested in any combination of the five investment options in multiples of 1%.
































                                                                  Form 11-K
                                                                    Page 21
                                  SCHEDULE I

                         Savings Plan for Employees of

                      AMERICAN WATER WORKS COMPANY, INC.

                        AND ITS DESIGNATED SUBSIDIARIES

                   Item 27a Form 5500 - Schedule of Assets
                         Held for Investment Purposes

                               December 31, 1995
- ---------------------------------------------------------------------------

Shares/Units            Issue                        Cost           Value
- ------------          --------                     ---------       -------

             Mutual Fund:

 116,356       Vanguard Index Trust               $ 5,353,394    $6,702,120


             Collective Funds:

   5,114       EB MBA Composite Bond Index          1,634,582     1,785,259
               American Express Trust
  55,774       Income Fund I                        2,110,371     2,211,954


             Common Stock:

 213,636       American Water Works Company, Inc.   6,077,884     8,305,114
                                                  -----------   -----------
                                                  $15,176,231   $19,004,447
                                                  ===========   ===========


















                             SCHEDULE II                          Form 11-K
                                                                    Page 22
                    Savings Plan for Employees of

                  AMERICAN WATER WORKS COMPANY, INC.

                   AND ITS DESIGNATED SUBSIDIARIES

       Line 27d Form 5500 - Schedule of Reportable Transactions

 (Individual or series of transactions in one issue aggregating 5% or more of the value of Plan assets as of December 31, 1994.)


                 For the Year Ended December 31, 1995
- -------------------------------------------------------------------------


Identity                                                                    Current Value
of Party                   Number of   Purchase      Sales       Cost of   on Transaction    Net
Involved   Description   Transactions    Price      Proceeds     Assets        Date        Gain/Loss
- -------- --------------- ------------  ----------  ----------  ----------  --------------  ---------
Dreyfus      Dreyfus
 Funds   Government Cash
           Management          184    $ 9,437,171

Dreyfus      Dreyfus
 Funds   Government Cash
           Management          142                 $9,455,835  $9,455,835      $9,455,835
American
 Water   American Water Works
 Works       Company, Inc.
Co. Inc.     Common Stock       69      3,275,879

  The        Vanguard
Vanguard      Index
 Group        Trust             11      2,034,956

                                                                                           Form 11-K
                                                                                             Page 23

Identity                                                                    Current Value
of Party                   Number of   Purchase      Sales      Cost of    on Transaction      Net
Involved   Description   Transactions    Price      Proceeds    Assets         Date        Gain/Loss
- -------- --------------- ------------  ----------  ----------  ----------  --------------  ---------

American
Express
 Trust    American Express
Company  Trust Income Fund I    15        852,189

Mellon      EB Temporary
 Bank     Investment Fund       24        605,181

Mellon     EB Temporary
 Bank    Investment Fund        15                    660,892     660,892         660,892

Mellon   EB MDA Composite
 Bank       Bond Index          12        658,819





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